UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39904

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FLI INVESTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE JERICHO PLAZA - SUITE 201
(No. and Street)

JERICHO (City) NEW YORK (State) 11753 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN J. JUCHEM (516) 935-1200
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERDON LLP
(Name - *if individual, state last first, middle name*)

ONE JERICHO PLAZA (Address) JERICHO (City) NEW YORK (State) 11753 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

15049868

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW
3/16

OATH OR AFFIRMATION

I, STEPHEN J. JUCHEM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FLI INVESTORS, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JO-ANNE BROCCOLO
Notary Public, State of New York
No. 4933754
Qualified in Queens County
Cert. Filed in Nassau County
Commission Expires July 25, 2018

Notary Public

Signature

SR. V.P. & CFO
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report. (under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

FLI INVESTORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934

BERDON ACCOUNTANTS AND ADVISORS™

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Members of
FLI Investors, LLC
Jericho, New York

We have audited the accompanying statement of financial condition of FLI Investors, LLC (the "Company") as of December 31, 2014 and the related notes (the "financial statement"). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of FLI Investors, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

Berdon LLP

Certified Public Accountants

Jericho, New York
February 27, 2015

BERDON LLP | 360 Madison Avenue, New York, NY 10017 · 212.832.0400 | One Jericho Plaza, Jericho, NY 11753 · 516.931.3100 | BERDONLLP.com

FLI INVESTORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	174,478
Furniture and fixtures - at cost (net of accumulated depreciation of $161,088)		63,984
Investment in partnership		-
	$	238,462

LIABILITIES AND MEMBERS' EQUITY

Liabilities and accrued expenses	$	10,000
Former member subordinated loan payable		146,465
Members' equity		81,997
	$	238,462

The accompanying notes to statement of financial condition are an integral part of this statement.

FLI INVESTORS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

On August 16, 2012, First Long Island Investors, LLC changed its name to FLI Investors, LLC (the "Company"). The Company was organized on August 1, 1998, under Delaware state law. The Company was a financial services firm rendering both investment management and advisory services and was registered with the United States Securities and Exchange Commission (the "SEC") as an investment advisor under the Investment Advisors Act of 1940, as amended. In addition, the Company was also registered as a broker/dealer with the SEC and was a member of the Financial Industry Regulatory Authority ("FINRA"). On October 1, 2012, the Company amended its registration with the SEC and its membership with FINRA to reflect that it is now only a financial services firm, rendering brokerage services as a broker/dealer. The Company's customers through various third party entities are primarily high net worth individuals domiciled in the United States of America.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Investment in Partnership

The Company has an equity interest in a limited partnership, which is recorded at fair value. The Company has no capital or profits interest in this investment.

(b) Furniture and Fixtures

Furniture and fixtures is stated at cost. Depreciation is computed, using the straight-line method over the estimated useful lives of the assets, which ranges from five to seven years.

(c) Income Tax Policy

As a limited liability company, the Company has elected to be treated as a partnership under the provisions of the Internal Revenue Code (IRC). Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective share of the Company's taxable income.

Accounting principles generally accepted in the United States of America ("GAAP") requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position. Management believes any such positions would be immaterial to the overall financial statements. The Company's federal and state income tax returns for the years after 2010 remain subject to examination by the taxing authorities.

(d) Use of Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies, if any, at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those estimates.

(e) Subsequent Events

The Company has evaluated subsequent events after December 31, 2014 through February 27, 2015, the date that the financial statements were considered available to be issued.

NOTE 3 - FAIR VALUE MEASUREMENT

GAAP defines fair value, establishes a framework for measuring fair value, and a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the entity has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or the liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Investment in partnership has been determined to be a Level 3 asset. The Company has no capital or profits interest in this investment. Management has estimated the fair market value at zero. These valuation methods have been consistently applied.

NOTE 4 - FORMER MEMBER SUBORDINATED LOAN PAYABLE

On December 11, 2012, in connection with the purchase by the Company of a member's interest, the Company entered into a subordinated loan agreement with the former member, for $219,697, bearing interest at prime. The terms of the loan call for three equal annual installments of $73,232, plus interest thereon, which commenced on January 1, 2014. The remaining balance payable on the loan at December 31, 2014 was $146,465.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Prior written approval by FINRA is required before any repayment of this subordinated loan can be made. Unsecured advances to the former member during the term of the agreement are not permitted.

NOTE 5 - COMMITMENTS

The Company is obligated under noncancelable operating leases for the rental of office equipment and automobiles.

Future minimum rental payments required to be paid under these leases are as follows:

Year Ending December 31,	Amount
2015	23,972
2016	2,440
	$ 26,412

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company receives management fees from certain entities related to the Company by common ownership.

The Company has a cost sharing agreement with a related party.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one subject to a minimum net capital requirement of $5,000. At December 31, 2014, the Company had net capital of $164,478, which was $159,478 in excess of its required net capital. The Company's net capital ratio was .06 to 1.